Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2021

(Expressed in Canadian dollars unless otherwise stated)

April 13, 2021

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc., for the three months ended February 28, 2021, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended February 28, 2021, and its audited consolidated financial statements and the notes thereto for the years ended November 30, 2020, and 2019, copies of which are available under the Company's profile at www.sedar.com.

The Company's condensed consolidated interim financial statements for the three months ended February 28, 2021, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). Unless otherwise stated, all information contained in this MD&A is as of April 13, 2021.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, references to "R$" are to Brazilian Reals and references to "COP" are to Colombian Pesos. References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) capital requirements and ability to obtain requisite financing; (iii) expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof; (iv) future acquisition strategy; (v) future plans and expectations with respect to GRC (as defined herein); and (vi) the Company's strategy and future business plans, including the execution of its value enhancement strategies.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved.  Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; (iii) commodities prices; (iv) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; and  (v) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic conditions; (iii) the Company not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licenses and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; and (xiv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the Company's Annual Information Form (the "AIF") for the year ended November 30, 2020.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-staged gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the Almaden Gold Project, located in west-central Idaho, United States; São Jorge, Cachoeira, Surubim, Boa Vista, and Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, northeastern Brazil, respectively; Crucero Gold Project, located in southeastern Peru; and Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and northeast Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy is premised on the execution of a two-pronged long-term strategy of expanding its project portfolio of gold projects through accretive acquisitions and enhancing the value of its existing portfolio through potential development, exploration and value driven divestitures, joint ventures and other transactions. The Company's long-term growth strategy is premised on, among other things, pursuing accretive acquisitions of resource projects, together with maintaining and advancing its existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for the Company's shareholders.

Recent Developments

Launch of Gold Royalty Corp.

In June 2020, the Company announced the launch of Gold Royalty Corp. ("GRC") with the goal of enhancing value for GoldMining shareholders through exposure to a gold and precious metals focused royalty and streaming company.

In October, 2020, the Company subscribed for 5,000,000 common shares of GRC (the "GRC Shares") at a price of US$0.01 per share. On November 27, 2020, the Company entered into a royalty purchase agreement with GRC. Pursuant to such agreement, the Company caused certain of its subsidiaries to create and grant to GRC the following royalties (the "New GRC Royalties"):

●	a 1.0% net smelter returns ("NSR") on the Whistler Project, including each of the Whistler, Raintree West and Island Mountain properties;
●	a 1.0% NSR on the Yellowknife Project, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties;
●	a 2.0% NSR on the Titiribi Project;
●	a 2.0% NSR on the La Mina Project;
●	a 1.0% NSR on the São Jorge Project;
●	a 1.0% NSR on the Batistão Project;
●	a 0.5% NSR on the Almaden Project;
●	a 1.0% NSR on the Cachoeira Project;
●	a 1.0% NSR on the Crucero Project;
●	a 1.0% NSR on the Surubim Project; and
●	a 1.0% NSR on the Yarumalito Project.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Pursuant to the agreement, the Company also caused its subsidiaries to assign and transfer to GRC the following buyback rights held by them under existing royalty agreements with third parties (the "GRC Buyback Rights"):

●	the right to acquire a 2.0% NSR on the Batistão Project for US$1,000,000;
●	the right to acquire a 0.5% NSR on the Surubim area of the Surubim Project for US$1,000,000, which royalty is payable after production at the project has exceeded two million ounces;
●	the right to acquire a 1.5% NSR on the Surubim area of the Surubim Project for US$1,000,000;
●	the right to acquire a 0.65% NSR on the Rio Novo area of the Surubim Project for US$1,500,000;
●	the right to acquire a 0.75% NSR on the Whistler Project (including an area of interest) for US$5,000,000;
●	the right to acquire a 1.0% NSR on the Yarumalito Project for $1,000,000;
●	the right to acquire a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for $1,000,000;
●	the right to acquire a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for $500,000; and
●

the right to acquire a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for $250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

The total consideration paid by GRC to the Company for the New GRC Royalties and the GRC Buyback Rights was US$13,076,000, which was satisfied by GRC by issuing to the Company 15,000,000 GRC Shares.

In February 2021, GRC completed the acquisition of a 1.0% NSR on a portion of the Quartz Mountain Project, located in Oregon, USA for consideration of US$150,000.

On March 11, 2021, GRC announced the closing of its initial public offering (the "IPO") of 18,000,000 units of GRC (the "Units") at a price of US$5.00 per Unit.  The gross proceeds to GRC from the offering were $112.8 million (US$90.0 million).  On completion of the offering and after the exercise of over-allotments, the Company continues to hold 20,000,000 common shares of GRC, or approximately 48.0% of its outstanding common shares.  As a result of the completion of GRC’s IPO, the Company no longer controls GRC and will deconsolidate it effective March 11, 2021.  Based on the retained shareholding interest in GRC, the Company expects to exercise significant influence and will account for GRC as an associate using the equity method. The investment in GRC will be recorded at its fair value at the time of deconsolidation.

Material Properties

The Company's principal exploration properties are its Yellowknife, Titiribi, La Mina, São Jorge and Whistler projects.

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at each such project (the "Strategic Review Process"). Such work may include undertaking additional studies, economic assessments and/or exploration and development work. Other than as disclosed herein, such work has not been finalized as of the date hereof. Additionally, the Company currently plans to keep each of its projects in good standing.

Yellowknife Gold Project

During the three months ended February 28, 2021, the Company incurred $33,262 of expenditures on the Yellowknife Project, which included expenditures for consulting fees to vendors that provided geological and technical services, camp maintenance costs and canon fees.  As part of its current Strategic Review Process, the Company is initiating a preliminary economic assessment ("PEA") on the Yellowknife Project.  We expect the study to be completed in H2 2021. Further details will be announced as the study progresses.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Titiribi Gold-Copper Project

During the three months ended February 28, 2021, the Company incurred $60,699 of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments. In 2021, the Company intends to maintain the Titiribi Project in good standing. The Company's current work program includes a 3,200 metre drill program to be completed in 2021. The drill program will look to infill and expand on the current gold-copper and gold mineralization identified in the vicinity of the Cerro Vetas and Chisperos deposits. Based on management's initial reviews and planning, the cost of such work is expected to be approximately $1.6 million. The timing and completion of any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors. See "Results of Operations – COVID-19".

La Mina Gold Project

During the three months ended February 28, 2021, the Company incurred $58,962 of expenditures on the La Mina Project, which included expenditures for camp maintenance costs, consulting fees to vendors that provided geological and technical services, payroll and personnel expenses and surface rights lease payments.  In 2021, the Company intends to maintain the La Mina Project in good standing.  The Company's current approved work program includes a 3,600 metre drill program to be completed in 2021. The drill program will look to infill and step-out southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target.  Based on management's initial reviews and planning, the cost of such work is expected to be approximately $1.8 million.  The timing and completion of any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors. See "Results of Operations – COVID-19".  Additionally, as part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the project in 2021, which includes initiating a PEA expected to be completed in H2 2021.

São Jorge Gold Project

During the three months ended February 28, 2021, the Company incurred $23,445 of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services, and expenditures for camp maintenance costs. As part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the project in 2021, which may include the commission of additional studies on the project, including a preliminary economic assessment, with a view to enhancing value at the project. The Company has not completed this Strategic Review Process and, therefore, it does not yet have definitive plans for any such work.

Whistler Gold-Copper Project

During the three months ended February 28, 2021, the Company incurred nominal expenditures on the Whistler Project which included expenses associated with camp maintenance costs.

In 2021, the Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2021.

Other Properties

In addition to the above projects, the Company, through its wholly owned subsidiaries, holds the following interests in other properties:

There were no material updates to report for the following projects:

●	Cachoeira Project, located in Brazil;

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

●	Surubim Project, located in Brazil;
●	Boa Vista Project, located in Brazil;
●	Batistão Project, located in Brazil;
●	Montes Áureos and Trinta Projects, located in Brazil;
●	Crucero Project, located in Peru;
●	Yarumalito Project, located in Colombia;
●	Almaden Project, located in Idaho, USA;
●	Rea Project, located in Alberta, Canada.

The Company currently intends to hold these early-stage properties in good standing with the intention of conducting exploration programs, entering into potential option agreements or selling the properties.

Results of Operations

COVID-19

The Company is closely monitoring the ongoing COVID-19 pandemic. The COVID-19 pandemic continues to cause significant widespread global infections and fatalities. It has materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions.

In response to the COVID-19 pandemic, the Company implemented various measures designed to ensure the health. and safety of its personnel and other stakeholders, including instituting protocols and work from home procedures at its head office and other offices and operations.

In addition, as a result of the above-described restrictions and other measures, the Company determined to delay certain work programs that were planned for 2020 on certain of its projects due to restrictions on the ability of its personnel and contractors to attend sites. Other than the aforementioned delay of scheduled work, the COVID-19 pandemic has not had a significant impact on the Company's operations.

In mid-2020, many countries eased restrictions on economic and social activities to, among other things, reopen their economies by allowing businesses to restart and encourage economic recovery. The results of such economic measures and the reopening have varied from country to country. Commencing in the fourth quarter of 2020, there has been a significant widespread increase or "second wave" in reported infections including in Europe, the United States and Canada, as well as the emergence and rapid spread of new variants of the COVID-19 virus. In response, various countries have announced the re-imposition of restrictions on social, business, travel and other activities. In several countries such restrictions are at or near the level of lockdown restrictions imposed earlier in 2020. In December 2020, various countries approved the use of certain vaccines to aid in the prevention and spread of the COVID-19 virus. Vaccinations started to be rolled out in late 2020 and are expected to continue throughout 2021. Although trial results for the vaccines were positive and encouraging, we cannot predict how successful the vaccines will be against COVID-19 or any of its variants, if there will be significant adverse side effects, how quickly the vaccines will be available and rolled out to the general population, the level of willingness of people to get vaccinated and how long it will take the vaccines to be effective enough for global economies to reopen.

Currently, the Company is unable to predict the impact of the recent resurgence in infections or emergence and spread of new variants of the virus, the extent of measures governments may take in response thereto, including imposing some or all prior or new restrictive measures, including business closures, nor the effectiveness of and the time required to roll out vaccinations on a large scale. Further, the Company is currently unable to predict the overall impact of such resurgence or emergence on global economic activity or the pace of any economic recovery. In addition, any additional restrictions and other measures imposed in connection with the COVID-19 pandemic may impact the ability of the Company to complete proposed work programs. See Risk Factors "Public Health Crises" in the Company's AIF.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Three months ended February 28, 2021 compared to the three months ended February 29, 2020

Net loss

For the three months ended February 28, 2021, the Company posted a net loss of $2,918,607, compared to $1,859,484 for the three months ended February 29, 2020. This was comprised of net loss attributed to shareholders of the Company of $2,826,082 (three months ended February 29, 2020: $1,859,484) and net loss attributed to non-controlling interest of $92,525 (three months ended February 29, 2020: $nil).

Expenses

For the three months ended February 28, 2021, the Company incurred consolidated operating expenses of $2,785,987, compared to $1,830,240 for the three months ended February 29, 2020. The increase was primarily the result of increased directors' fees, salaries and benefits, general and administrative expenses, professional fees and share-based compensation.

General and administrative expenses were $731,725 in the three months ended February 28, 2021, compared to $473,687 for the three months ended February 29, 2020. The increase in expenses was primarily the result of increased insurance, transfer agent and regulatory costs during the three months ended February 28, 2021. These increases were the result of the Company's listing on NYSE American during the fourth quarter of fiscal 2020. Additionally, costs incurred during the period were the result of the Company's launch of GRC, which was initiated during the third quarter of fiscal 2020.

Exploration expenses were $223,702 in the three months ended February 28, 2021, compared to $251,712 for the three months ended February 29, 2020. The decrease was primarily the result of lower camp maintenance fees incurred on the Whistler, Sao Jorge and Cachoeira projects and lower consulting fees on the Yarumalito project. These decreases were partially offset by higher consulting fees on the Yellowknife project and higher camp maintenance costs on the Titiribi and Almaden projects

Exploration expenditures incurred in the three months ended February 28, 2021 consisted primarily of: exploration and field expenses of $94,403, compared to $101,769 for the three months ended February 29, 2020; consulting fees to vendors who provided geological and technical services respecting the Company's projects, of $37,119, compared to $51,990 for the three months ended February 29, 2020; payroll and employee expenses of $39,449, compared to $43,774 for the three months ended February 29, 2020; and other exploration expenses which included land fees required to maintain the projects in good standing of $52,731, compared to $54,179 for the three months ended February 29, 2020.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Exploration expenditures on a project basis for the periods indicated were as follows:

			For the period from
	For the three months ended		incorporation,
	February 28,	February 29,	September 9, 2009, to
	2021	2020	February 28, 2021
	($)	($)	($)
Titiribi	60,699	49,328	1,617,008
La Mina	58,962	59,596	898,175
Cachoeira	34,351	38,414	6,505,295
Yellowknife	33,262	10,783	841,211
São Jorge	23,445	41,492	1,018,867
Yarumalito	8,859	41,351	91,848
Almaden	3,824	-	148,942
Whistler	300	7,903	2,181,426
Montes Áureos and Trinta	-	1,668	1,819,966
Crucero	-	-	175,186
Rea	-	-	265,930
Surubim	-	-	209,772
Batistão	-	-	30,902
Other Exploration Expenses	-	1,177	1,566,198
Total	223,702	251,712	17,370,726

Non-cash share-based compensation expenses were $727,103 in the three months ended February 28, 2021, compared to $485,981 in the three months ended February 29, 2020. The increase was primarily the result of share-based compensation of $275,159 recorded by GRC in the three months ended February 28, 2021 with respect to the issuance of performance based restricted shares, compared to $nil for the three months ended February 29, 2020. During the three months ended February 28, 2021, no options were granted (three months ended February 29, 2020: options were granted to consultants of the Company, which had a weighted average exercise price of $1.50 per GoldMining Share and are valid for a weighted average period of 2 years from their grant dates).

Consulting fees paid to corporate development, information technology and human resources service providers were $17,970 in the three months ended February 28, 2021, compared to $129,561 in the three months ended February 29, 2020. The decrease was primarily the result of lower marketing and corporate development activities in the current period.

Professional fees were $709,079 in the three months ended February 28, 2021, compared to $173,750 in the three months ended February 29, 2020. The increase was primarily the result of increased legal, accounting, tax and advisory services associated with the launch of GRC, its IPO and related transactions and planning.

During the three months ended February 28, 2021, the Company incurred a net loss of $2,918,607, or $0.02 per share on a basic and diluted basis, compared to $1,859,484, or $0.01 per share, on a basic and diluted basis, for the three months ended February 29, 2020.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not have any revenues during such periods.

		Basic and diluted
For the quarter ended	Net loss	net loss per share
	($)	($)
February 28, 2021	2,918,607	0.02
November 30, 2020	4,095,111	0.03
August 31, 2020	3,226,411	0.02
May 31, 2020	1,906,637	0.01
February 29, 2020	1,859,484	0.01
November 30, 2019	1,832,447	0.01
August 31, 2019	1,583,834	0.01
May 31, 2019	1,240,853	0.01

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended November 30, 2020, net loss was higher compared to other quarters as a result of increased share-based compensation due to the increase in the Company’s share price during the period and increased transactional activities.

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated:

	As at February 28,	As at November 30,
	2021	2020
	($)	($)
Cash and cash equivalents	6,907,339	9,193,089
Working capital	4,967,530	7,065,368
Total assets	65,648,541	69,425,750
Total current liabilities	2,918,869	3,056,674
Accounts payable and accrued liabilities	2,538,720	2,573,937
Total non-current liabilities	849,883	861,867
Shareholders' equity	60,668,211	64,302,795
Non-controlling interests	1,211,578	1,204,414

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at February 28, 2021, the Company had cash and cash equivalents totaling $6,907,339 compared to $9,193,089 at November 30, 2020, and $979,060 in other current assets compared to $928,953 at November 30, 2020. Such amount at February 28, 2021, included cash held by GRC of $2,586,667. GRC ceased to be a consolidated subsidiary of the Company on March 11, 2021. The decrease in cash and cash equivalents was primarily the result of operating expenditures and the acquisition of a royalty by GRC, which was partially offset by cash inflows from GRC's private placement discussed below under "Cash Flows". The Company had accounts payable and accrued liabilities of $2,538,720 as at February 28, 2021, compared to $2,573,937 as at November 30, 2020. The decrease in accounts payable and accrued liabilities of $35,217 was primarily the result of the payment of annual land dues of $295,733 for the Whistler Project, which were included in accounts payable at November 30, 2020, offset by an increase in accounts payable and accrued liabilities for legal, accounting, tax and advisory services associated with GRC’s IPO, related transactions and planning. Accounts payable and accrued liabilities includes an advanced royalty payment accrual relating to the dispute with a royalty holder on the Cachoeira Project, of $1,257,241 as at February 28, 2021, compared to $1,255,897 as at November 30, 2020. As at February 28, 2021, the Company had working capital (current assets less current liabilities) of $4,967,530 compared to $7,065,368 as at November 30, 2020.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

In addition to planned work programs described under "Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company (see "Contractual obligations") and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, license application and extension fees, and camp maintenance costs. Management currently believes that available cash will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

The Company believes that it has sufficient capital resources, including cash and cash equivalents and securities, to meet its obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations, including payments due for each of the next five years and thereafter:

Contractual Obligations	Payments Due by Period
	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	103,203	101,474	1,729	-	-
Land Access Agreement(1)	5,119	5,119	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	732,551	-	732,551	-	-
Mineral Property Option Agreement - Surubim Project(3)	851,688	50,949	800,739	-	-
Surface Rights Lease Agreement - La Mina Project(4)	165,584	63,686	101,898	-	-
Total Contractual Obligations	1,858,145	221,228	1,636,917	-	-

(1)	Payment is converted from R$22,500 to C$5,119 using the period end exchange rate of R$4.3956/C$1.
(2)	Payment is converted from R$3,220,000 to C$732,551 using the period end exchange rate of R$4.3956/C$1.
(3)	Payment is converted from US$668,660 to C$851,688 using the period end exchange rate of US$0.7851/C$1.
(4)	Payment is converted from US$130,000 to C$165,584 using the period end exchange rate of US$0.7851/C$1.

General and Administrative

The Company is renting or leasing various offices and storage spaces located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $103,203, which includes $13,268 related to low value assets and $32,450 related to short-term leases on the date of initial application. The remaining $57,485 in contractual payments relates to long-term leases at the date of initial application, that do not relate to low value assets and are disclosed as lease liabilities in the consolidated financial statements for the three months ended February 28, 2021. Contractual obligations under land access agreements related to the Company's Brazilian projects are $5,119.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Mineral Projects

Boa Vista Project

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Mineração Regent Brasil Ltda. ("Regent"), a subsidiary of BGC, entered into an option agreement on February 11, 2010, as amended January 16, 2011, March 23, 2015, May 30, 2019 and July 20, 2020, pursuant to which Regent acquired its interest in certain exploration licenses by making cash payments. Pursuant to the amendment on July 20, 2020, the Company is required to make the following payments:

●	R$300,000 in May 2019 (paid);
●	US$40,000 (payable in R$ equivalent) in July 2020 (deferred to October 2020 and paid);
●	US$40,000 (payable in R$ equivalent) in July 2021; and
●	US$628,660 (payable in R$ equivalent) in December 2022.

If Regent fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Pursuant to an option agreement between BGC and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, BGC was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following payments:

●	US$75,000 in May 2017 (paid);
●	US$75,000 in November 2017 (paid);
●	US$75,000 in May 2018 (paid);
●	US$75,000 in November 2018 (paid);
●	US$25,000 in June 2019 (paid);
●	US$25,000 in December 2019 (paid);
●	US$25,000 in June 2020 (paid);
●	US$25,000 in December 2020 (paid);
●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

Cash Flows

Operating Activities

Net cash used in operating activities during the three months ended February 28, 2021 was $2,256,030, compared to $1,693,292 in the three months ended February 29, 2020. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses, professional fees and directors' fees, salaries and benefits due to the launch of GRC and its IPO.

Investing Activities

Net cash used in investing activities during the three months ended February 28, 2021 was $182,098, compared to $299,900 during the three months ended February 29, 2020. The net cash used in investing activities was related to GRC's acquisition of a royalty on the Quartz Mountain Project in the amount of $212,098 compared to $nil during the three months ended February 29, 2020 and the refund of a reclamation deposit of $30,000 compared to $nil during the three months ended February 29, 2020.

During the three months ended February 28, 2021, the Company invested $nil in exploration and evaluation assets compared to $288,867 during the three months ended February 29, 2020.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Financing Activities

Net cash provided by financing activities during the three months ended February 28, 2021 was $62,695, compared to $4,014,116 during the three months ended February 29, 2020. Net cash provided by financial activities was related to cash received from the exercise of options during the three months ended February 28, 2021 in the amount of $43,000 compared to $4,029,460 received from the exercise of options and warrants during the three months ended February 29, 2020. During the three months ended February 28, 2021, share subscriptions in the amount of $137,428 were received in connection with GRC's private placement, which closed on December 4, 2020, compared to $nil received during the three months ended February 29, 2020. GRC was a consolidated subsidiary of the Company during the period ended February 28, 2021 and subsequently ceased to be a consolidated subsidiary on completion of the IPO. During the three months ended February 28, 2021, lease payments were made in the amount of $28,134 compared to $15,344 during the three months ended February 29, 2020 and short-term credit facility payments were made in the amount of $89,599 compared to $nil during the three months ended February 29, 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

During the three months ended February 28, 2021, the Company incurred the following related party transactions:

●

During the three months ended February 28, 2021, the Company incurred $10,500 (compared to $14,164 for the three months ended February 29, 2020) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at February 28, 2021, $7,350 was payable to such related party compared to $3,675 as at November 30, 2020. The Company also granted Options to the related party and the fair value of the Options recognized as expense during the three months ended February 28, 2021 was $4,086 compared to $54,101 during the three months ended February 29, 2020, using the Black-Scholes option pricing model.

●

During the three months ended February 28, 2021, the Company incurred $16,800 (compared to $22,000 for the three months ended February 29, 2020) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at February 28, 2021, $5,788 was payable to such related party compared to $5,341 as at November 30, 2020.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 28, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three months ended February 28, 2021 and the three months ended February 29, 2020 comprised of:

	For the three months ended
	February 28,	February 29,
	2021	2020
	($)	($)
Management Fees(1)	55,970	53,470
Director and Officer Fees(1)	111,265	66,679
Share-based compensation	476,394	199,291
Total	643,629	319,440

(1)

Total directors' fees, salaries and benefits of $329,490 (three months ended February 29, 2020: $247,003) disclosed in the consolidated statement of comprehensive loss for the three months ended February 28, 2021, includes $46,250 and $9,720 (three months ended February 29, 2020: $43,750 and $9,720) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $111,265 (three months ended February 29, 2020: $66,679) in fees paid to the companies controlled by the President, Chief Development Officer, and directors, and $162,255 (three months ended February 29, 2020: $126,854) paid for employees' salaries and benefits.

Total compensation, including share-based compensation, to key members of management and directors for the three months ended February 28, 2021 was $643,629 compared to $319,440 for the three months ended February 29, 2020. As at February 28, 2021, $24,549 was payable to key management personnel compared to $20,997 as at November 30, 2020. Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer, who is also a director of the Company and the Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the three months ended February 28, 2021, is as follows:

Recognition and measurement of rehabilitation provisions

A rehabilitation provision represents the present value of estimated future costs for the rehabilitation of the Company's mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Adoption of New Accounting Standards

The accounting policies adopted are consistent with those of the previous financial year. The Company adopted the following new accounting standard effective December 1, 2020:

Amendments to IFRS 3 Definition of a Business

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations ("IFRS 3"). The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. Effective December 1, 2020, the Company prospectively adopted the new IFRS 3 accounting standard which did not have an impact on the condensed consolidated interim financial statements for the three months ended February 28, 2021.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, short-term credit facility and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, due to joint venture due to related parties, short-term credit facility and government loan amounts approximate fair value due to their short terms to settlement. The Company's short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company. The determination of the fair value of lease liabilities is based on the discounted cash flow model using incremental borrowing rates ranging from 3.35% to 4.60%.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency risk

The Company's operating expenses and acquisition costs are denominated in United States Dollars, Brazilian Reals, Colombian Pesos and Canadian dollars. Exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries' functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors its foreign exchange exposure.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at February 28,	As at November 30,
	2021	2020
	($)	($)
Assets
United States Dollar	2,656,254	3,534,664
Brazilian Real	13,854	12,085
Colombian Peso	55,738	40,162
Total	2,725,846	3,586,911

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,557,522.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at February 28, 2021 would have an impact of $116,832 on net loss for the three months ended February 28, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company's interest-bearing financial liabilities are the short-term credit facility and government loan, which bear interest at fixed rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  At February 28, 2021, the Company's working capital (current assets less current liabilities) was $4,967,530.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and short-term credit facility are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances, restricted cash and ownership of liquid assets at its disposal.  The Company also owns 20 million GRC shares, which are subject to a 180 day lockup period from March 8, 2021.  The Company has the availability to implement corporate-wide cost reductions or eliminate expenditures to; discretionary and non-core activities, cash compensation paid to directors, management, employees and certain consultants and service providers, and cash generated from the exercise of in-the-money options.  GoldMining believes that these cash saving and cash generating measures will sufficiently reduce cash outlays and enhance the Company's cash position in order to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

However, there can be no assurance that the Company will be able to obtain adequate financing in the future, that the terms of a financing will be favourable, or whether the Company will be able to obtain adequate proceeds from the sale of its liquid assets or exercise of options.

Outstanding Share Data

As at the date hereof, the Company has 149,511,380 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

The outstanding share options to purchase GoldMining Shares as at the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
August 18, 2021	2.51	50,000
October 6, 2021	2.50	55,000
March 1, 2022	1.74	50,000
April 4, 2022	1.75	30,000
July 22, 2022	1.69	2,535,000
October 27, 2022	1.55	50,000
January 30, 2023	1.34	50,000
February 28, 2023	1.23	335,000
March 29, 2023	1.21	100,000
April 20, 2023	1.20	200,000
November 26, 2023	0.78	1,840,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 24, 2024	0.96	25,000
August 7, 2024	1.05	1,964,250
November 25, 2024	1.05	290,250
January 20, 2022	1.50	245,000
January 29, 2022	1.50	40,000
July 8, 2022	2.28	65,000
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
March 30, 2023	2.09	250,000
		10,197,000

Each option entitles the holder thereof to purchase one GoldMining Share.

Restricted Share Rights

As at the date of this MD&A, there are 36,540 restricted share rights outstanding, which are convertible into 36,540 GoldMining Shares.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2021

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Management of the Company performed an evaluation of the design and operating effectiveness of the Company's Disclosure Controls and Procedures ("DC&P"), as defined by National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). This evaluation was performed under the supervision of and with participation by the Company's CEO and CFO. Management concluded the Company's DC&P were effective as at February 28, 2021 to provide reasonable assurance that: (i) material information relating to the Company and its consolidated subsidiaries is made known to them by others, particularly during the period in which interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within required time periods.

Internal Controls over Financial Reporting

In accordance with NI 52-109, management is responsible for establishing and maintaining adequate DC&P and Internal Control Over Financial Reporting ("ICFR").

The Company uses the 2013 Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its ICFR. Management performed an evaluation of the Company's ICFR and concluded that, as at November 30, 2020, ICFR were designed and operating effectively so as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no significant changes in the Company's ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three months ended February 28, 2021.

While management of the Company have designed the Company's DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedar.com.